Exhibit 24
Confirming Statement

This Confirming Statement confirms that the undersigned, Eloise L. Mackus, has authorized and designated Therese A. Liutkus to execute and file on the undersigned's behalf all Forms 3, 4, and 5 (including any amendments thereto) that the undersigned may be required to file with the United States Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of Central Federal Corporation, a Delaware corporation (the "Corporation"). The authority of Ms. Liutkus under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4, and 5 with regard to her ownership of or transactions in securities of the Corporation, unless earlier revoked in writing. The undersigned acknowledges that Ms. Liutkus is not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Date: April 27, 2007


						/s/ Eloise L. Mackus										Eloise L. Mackus